Royce Capital Fund

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268
e-mail: funds@roycefunds.com
website: www.roycefunds.com

January 27, 2010

Document Control: Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Royce Capital Fund
Registration No. 333-1073
File No. 811-07537

Gentlemen:

          Enclosed herewith for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 19 under the 1933 Act and Amendment No. 22 under the 1940 Act to the Registration Statement on Form N-1A of Royce Capital Fund (the “Trust”).

          The enclosed Amendment is being filed pursuant to paragraph (a)(i) of Rule 485 under the 1933 Act to reflect disclosure added to the Trust’s Prospectus and Statement of Additional Information to comply with revisions on Form N-1A relating to the implementation of the summary prospectus rules. Please note that certain financial information in the Prospectus, including information relating to annual fund operating expenses, the expense example, financial statements and taxation, as well as all financial, investment return and tax information in the Statement of Additional Information, has not been updated. We intend to file a subsequent pre-effective amendment to the Registration Statement that will contain such information as well as all exhibits and reflect changes necessary to incorporate any comments received from the staff.

          Should you have any questions or comments, do not hesitate to call the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
Secretary